SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                             Ebiz Enterprises, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)


                               Jeffrey Perry, Esq.
                             Ebiz Enterprises, Inc.
                              15695 North 83rd Way
                            Scottsdale, Arizona 85260
                                 (480) 778-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2000
                    ----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

                                          (Continued on following page(s))

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Bomar Shaw Family Trust, LLC

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Colorado
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,188,000
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                     5,691,869 *
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,188,000
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            OO
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Bomar Shaw Family Trust, LLC beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                   MV3LP, LLLP

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Colorado
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       2,176,000
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      4,703,869*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       2,176,000
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that MV3LP, LLLP beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Hayjour Family Limited Partnership

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Arizona
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                       5,176,657
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Hajour Family Limited Partnership beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Kona Investments Limited Partnership

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Arizona
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,704,212
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                       5,175,657
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,704,212
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Kona Investments Limited Partnership beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                   Marion Shaw

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,188,000
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      5,691,869*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,188,000
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Marion Shaw beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                 Debi S. Rassas

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      5,176,657*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Debi S. Rassas beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                  Mark Bolzern

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       2,180,500
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      4,699,369*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       2,180,500
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER

------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Mark Bolzern beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
                                Stephen C. Herman

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                      1,704, 212
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      5,175,657*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                      1,704, 212
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Stephen C. Herman beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                Jeffrey I. Rassas

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      5,176,657*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,703,212
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Jeffrey I. Rassas beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                   David Shaw

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                        SC
                                 SOURCE OF FUNDS
            SC, PF
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                       1,291,945
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      5,587,924*
                          -------- ---------------------------------------------
                                     EACH 9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,291,945
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER

------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,879,869
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that David Shaw beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Item 1.           Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of Ebiz Enterprises, Inc. a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 15695 North 83rd Way, Scottsdale, Arizona 85260.

Item 2.           Identity and Background.

         (a), (b), (c) and (f)

         This Schedule 13D is being filed by Bomar Shaw Family Trust, LLC, MP3LP, LLLP, Hayjour Family Limited Partnership, Kona Investments Limited Partnership, Jeffrey I. Rassas, Debi S. Rassas, Stephen C. Herman, David S. Shaw, Marion Shaw and Mark Bolzern (the "Reporting Persons"). The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted, for each natural person reporting beneficial ownership hereunder, are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen.

         Bomar Shaw Family Trust, LLC is a limited liability company organized under the laws of the State of Colorado. It is a family trust and the address of its principal business and office is c/o Ebiz Enterprises, Inc., 13750 East Rice Place, Suite 100, Aurora, Colorado.

         MP3LP, LLLP is a limited liability limited partnership organized under the laws of the State of Colorado. It serves as an investment vehicle and the address of its principal business and office is c/o Ebiz Enterprises, Inc., 13750 East Rice Place, Suite 100, Aurora, Colorado.

         Hayjour Family Limited Partnership is a limited partnership organized under the laws of the State of Arizona. It serves as an investment vehicle and the address of its principal business and office is c/o Ebiz Enterprises, Inc., 13750 East Rice Place, Suite 100, Aurora, Colorado.

         Kona Investments Limited Partnership is a limited partnership organized under the laws of the State of Arizona. It serves as an investment vehicle and the address of its principal business and office is c/o Ebiz Enterprises, Inc., 13750 East Rice Place, Suite 100, Aurora, Colorado.

         (d) and (e)

         During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding or are a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.



Item 3.           Source and Amount of Funds or Other Consideration.

         Mark Bolzern, David S. Shaw, Marion Shaw, Bomar Shaw Family Trust, LLC and MV3LP, LLLP acquired beneficial ownership of the Common Stock reported on hereunder on October 10, 2000 pursuant to the closing of the merger (the "Merger") contemplated by the Agreement and Plan of Merger, as amended (the "Merger Agreement") attached hereto as Exhibits 1 and 2 and incorporated herein by reference, dated as of August 7, 2000, by and among the Company, a wholly-owned subsidiary of the Company and LinuxMall.com, Inc., a Delaware corporation ("LMI"). Pursuant to the Merger, all of the Reporting Persons' security holdings in LMI were converted into shares of Common Stock.

         Under the terms of the Merger Agreement, the Company expanded the size of its Board of Directors from two to seven members. The Company will fill 5 of such 7 directorships by appointing 2 inside Directors as directed by LMI, acting through its Chief Executive Officer, and 3 outside Directors as mutually agreed upon by the Company and LMI, acting through their respective Chief Executive Officers. In addition, certain employees, consultants and/or sub-contractors of LMI have agreed to receive a portion of their compensation for services rendered to LMI, whether such compensation is accrued or unaccrued, in the form of shares of Common Stock, pursuant to the terms of a Compensation Agreement, a form of which is attached hereto as Exhibit 3 and incorporated by reference herein.

         The Merger Agreement also contemplates that all of the outstanding Options of LMI will be assumed by the Company. Messrs. Bolzern and Shaw hold LMI options which, under the terms of the LMI 2000 Incentive Stock Option Plan, and the LinuxMall.com, Inc. 2000 Stock Option Plan Notice of Grant, forms of each attached hereto as Exhibits 9 and 10 respectively, and incorporated herein by reference, became exercisable upon the event of the Merger. These options, therefore are currently exercisable for shares of Common Stock.

         In addition, Mr. Shaw entered into an Agreement of Purchase and Sale of Membership Interest (the "Purchase Agreement"), attached hereto as Exhibit 7 and incorporated herein by reference, with David Gale ("Seller"), dated October 4, 2000, whereby Mr. Shaw agreed to purchase Seller's entire membership interest (the "Interest") in LM.com, LLC, a Colorado limited liability company ("LM"). Pursuant to the Merger Agreement, Seller's membership interest in LM represents the right to receive 45,445 shares of Common Stock. Mr. Shaw will use personal funds to purchase approximately 18.7% of the Interest and the remaining portion will be purchased by unaffiliated third parties. The price per share of Common Stock will be approximately $0.88.

         The Reporting Persons became the beneficial owners of the Common Stock held by each Reporting Person pursuant to a Shareholder Voting Agreement and Proxy (the "Shareholder Agreement"), a form of which is attached hereto as
Exhibit 6 and incorporated herein by reference, entered into in connection with the Merger. The Shareholder Agreement provides that the signor thereof will vote all shares of Common Stock held by it in favor of such persons as are nominated by the Board of Directors of the Company pursuant to Section 2.2 of the Merger Agreement. For the purpose of voting such shares, the Shareholder Agreement appoints Mr. Rassas, Mr. Herman, Mr. Shaw and Ray Goshorn as proxies to vote all of the shares of Common Stock governed by the Shareholder Agreement.

Item 4.           Purpose of the Transaction.

         The purpose of the transactions was to merge LMI with and into the Company, with the Company as the surviving corporation. Except as described in
Item 3 above, which is hereby incorporated by reference herein, the Reporting Persons have no other plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) though (j) of Item 4 of
Schedule 13D.

         Each of the Reporting Persons intends to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, polices, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the Merger. Accordingly, each Reporting Person reserves the right to change any plans and intentions at any time, as such reporting person deems necessary and appropriate.



Item 5.           Interest in Securities of the Issuer.

(a) The Reporting Persons as a group beneficially own 6,879,869 shares of Common Stock, which represent 31.1% of the outstanding Common Stock. The following individuals comprise the group and contribute to the number of shares of Common Stock beneficially owned by the group the following number of shares of Common Stock representing the following percentages of outstanding shares:

                                                                                          Percentage of Shares
                                                                                               Outstanding
Name                                                        Number of Shares
Mark Bolzern                                                     2,180,500*                        9.9%
Stephen C. Herman                                                1,704,212                         7.7%
Jeffey I. Rassas                                                 1,703,212                         7.7%
Debi S. Rassas                                                   1,703,212                         7.7%
David S. Shaw                                                    1,291,945*                        5.8%
Marion Shaw                                                      1,188,000                         5.4%
Bomar Shaw Family Trust, LLC                                     1,188,000                         5.4%
MV3LP, LLLP                                                      2,176,000                         9.9%
Hayjour Family Limited Partnership                               1,703,212                         7.7%
Kona Investments Limited Partnership                             1,704,212                         7.7%

*    Includes options currently exercisable for 4,500 shares of Common Stock.

** Includes options currently exercisable for 58,500 of Common Stock and 45,445 shares which may be acquired within 60 days.

(b) The Reporting Persons directly and indirectly have sole power to vote and direct the disposition of shares of Common Stock as follows:



         Name                                               Number of Shares
         ----                                               ----------------
Mark Bolzern                                                   2,180,500
Stephen C. Herman                                              1,704,212
Jeffey I. Rassas                                               1,703,212
Debi S. Rassas                                                 1,703,212
David S. Shaw                                                  1,291,945
Marion Shaw                                                    1,188,000
Bomar Shaw Family Trust, LLC                                   1,188,000
MV3LP, LLLP                                                    2,176,000
Hayjour Family Limited Partnership                             1,703,212
Kona Investments Limited Partnership                           1,704,212


(c)      None, other than the transactions described in Item 3.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The answer to question 3 is hereby incorporated by reference herein.

         In connection with the Merger, LMI entered into a Registration Rights Agreement with the Company on behalf of and for the benefit of the stockholders and debenture holders of LMI, which provides that for any registration by the Company of Common Stock six (6) months after the Merger, except i) a registration relating solely to employee benefit plans and (ii) a registration relating solely to Rule 145 under the Securities Act, the Company will use its best efforts to include in such registration the Common Stock held by the security holders of LMI who were holders of record as of the record date for the Merger.

         In addition, in connection with the Merger, Messrs. Herman and Rassas entered into a Lock-up Letter pursuant to which they each agreed that for a period of one year from the Closing Date (as defined in the Merger Agreement), they will not offer or sell, directly or indirectly, shares of Common Stock, including any other securities that are convertible into or exercisable or exchangeable for, or that represents a right to purchase or receive, Common Stock during the first quarter of such year and thereafter not in an amount in excess of 25% per quarter, beginning after the first quarter of such one year period, of the number of shares of Common Stock which they would be permitted to sell pursuant to Rule 144 of the Securities Act of 1933, as amended.

         Each of the documents filed as exhibits hereto are hereby incorporated by reference in response to this Item 6.



Item 7.           Material to be Filed as Exhibits.

Exhibit          Description

   1 Agreement and Plan of Merger, dated as of August 7, 2000, by and among Ebiz Enterprises, Inc., a Nevada corporation, LinuxMall.com, Inc., a Delaware corporation, and Linux Mall Acquisition, Inc., a Delaware corporation.

   2 Form of First Amendment to Agreement and Plan of Merger, dated as of October __, 2000.

   3      Form of Compensation Agreement.

   4 Form of Registration Rights Agreement, by and among Ebiz Enterprises, Inc., a Nevada corporation, and LinuxMall.com, Inc., a Delaware corporation.

   5      Form of Lock-up Letter dated as of October 10, 2000.

   6      Form of Shareholder Voting Agreement and Proxy.

   7      Agreement for Purchase and Sale of Member Interest dated October 4,
          2000.

   8      Agreement of Joint Filing, dated October 20, 1999.

   9      Form of LinuxMall.com, Inc 2000 Incentive Stock Option Plan.

  10      Form of LinuxMall.com, Inc. 2000 Stock Option Plan Notice of Grant.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: October 20, 2000

                                            /s/   Mark Bolzern
                                            ------------------
                                            Name:  Mark Bolzern

                                            /s/   Stephen C. Herman
                                            -----------------------
                                            Name:  Stephen C. Herman

                                            /s/   Jeffrey I. Rassas
                                            -----------------------
                                            Name: Jeffrey I. Rassas

                                            /s/   Debi S. Rassas
                                            --------------------
                                            Name:  Debi S. Rassas

                                            /s/   David S. Shaw
                                            -------------------
                                            Name:  David S. Shaw

                                            /s/   Marion Shaw
                                            -----------------
                                            Name:  Marion Shaw

                                            Bomar Shaw Family Trust, LLC

                                            By: /s/  Marion Shaw
                                                ----------------
                                                Name:  Marion Shaw
                                                Title: General Partner

                                            MV3LP, LLLP

                                            By: /s/  Mark Bolzern
                                                -----------------
                                                Name:  Mark Bolzern
                                                Title: General Partner

                                            Hayjour Family Limited Partnership

                                            By: /s/  Debi S. Rassas
                                                -------------------
                                                Name:  Deborah Rassas
                                                Title: General Partner

                                            By: /s/  Jeffrey I. Rassas
                                                ----------------------
                                                Name:  Jeffrey I. Rassas
                                                Title: General Partner

                                            Kona Investments Limited Partnership

                                            By: /s/  Steven C. Herman
                                                ---------------------
                                                Name:  Steven C. Herman
                                                Title: General Partner

                                   Schedule I

                                Reporting Persons



                                                                                      Name, Principal Business and Address
                                  Principal Occupation and Business Address or            of any Organization in Which
           Name                                    Residence*                               Employment is Conducted*
-------------------             -----------------------------------------------       -----------------------------------
Mark Bolzern                    Founder, LinuxMall.com, Inc.                          13750 East Rice Place, Suite 100,
                                13750 East Rice Place, Suite 100, Aurora,             Aurora, Colorado.
                                Colorado.

Stephen C. Herman               Chief Operating Officer

Jeffrey I. Rassas               Chairman and Chief Marketing Officer

Debi S. Rassas                  General Partner, Hajour Family Limited                c/o Ebiz Enterprises, Inc., 13750
                                Partnership                                           East Rice Place, Suite 100, Aurora,
                                c/o Ebiz Enterprises, Inc., 13750 East Rice           Colorado.
                                Place, Suite 100, Aurora, Colorado.

David S. Shaw                   Chief Executive Officer                               13750 East Rice Place, Suite 100,
                                13750 East Rice Place, Suite 100, Aurora,             Aurora, Colorado.
                                Colorado.
Marion Shaw                     General Partner, Bomar Shaw Family Trust, LLC         c/o Ebiz Enterprises, Inc., 13750
                                c/o Ebiz Enterprises, Inc., 13750 East Rice           East Rice Place, Suite 100, Aurora,
                                Place, Suite 100, Aurora, Colorado.                   Colorado.

* Unless otherwise indicated, each person whose name appears in this Schedule 1 is employed by Ebiz Enterprises, Inc, a Nevada corporation (the "Company") at the principal executive offices of the Company with the address as appears in
Item 1 of the Schedule 13D to which this Schedule 1 is attached. The principal business of the Company is as described in "Item 1 Description of Business" of its Annual Report on Form 10KSB filed with the Securities and Exchange Commission on October 13, 2000 and incorporated herein by reference.